SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Initial)*

NorthWest Indiana Bancorp

(Name of Issuer)

Common Stock Par Value $1.00 Per Share

(Title of Class of Securities)

667516108

(CUSIP Number)

April 1994

(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [   ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667516108

1.	Names of Reporting Persons. David A. Bochnowski I.R.S. Identification Nos. of above persons (entities only). Not applicable

2.	Check the Appropriate Box if a Member of a Group	(a) (b)	[X] [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power
19,105

	6.	Shared Voting Power
243,166

	7.	Sole Dispositive Power
53,028

	8	Shared Dispositive Power
243,166

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
296,194

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
10.7% of the 2,751,235 shares outstanding as of September 30, 2003

12.	Type of Reporting Person
IN

CUSIP No. 667516108

1.	Names of Reporting Persons. Ann M. Bochnowski I.R.S. Identification Nos. of above persons (entities only). Not applicable

2.	Check the Appropriate Box if a Member of a Group	(a) (b)	[X] [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power
0

	6.	Shared Voting Power
243,166

	7.	Sole Dispositive Power
0

	8	Shared Dispositive Power
243,166

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
243,166

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9)
8.8% of the 2,751,235 shares outstanding as of September 30, 2003

12.	Type of Reporting Person
IN

Item 1
(a)	Name of Issuer.
NorthWest Indiana Bancorp

(b)	Address of Issuer’s Principal Executive Offices.
9204 Columbia Avenue, Munster, Indiana 46321

Item 2

This Schedule is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1). The filing persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule as Exhibit 1.

1. (a)	Name of Person Filing.
David A. Bochnowski

(b)	Address of Principal Business Office, or, if none, Residence.
10203 Cherrywood Lane, Munster, Indiana 46321

(c)	Citizenship.
U.S. Citizen

(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share

(e)	CUSIP Number.
667516108

2. (a)	Name of Person Filing.
Ann M. Bochnowski

(b)	Address of Principal Business Office, or, if none, Residence:
10203 Cherrywood Lane, Munster, Indiana 46321

(c)	Citizenship:
U.S. Citizen

(d)	Title of Class of Securities.
Common Stock, par value $1.00 per share

(e)	CUSIP Number.
667516108

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this Statement is filed pursuant to Rule 13d-1(c), check this box:          [X]

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. The following information is provided for David A. Bochnowski as of September 30, 2003.

(a)	Amount beneficially owned: 296,194

(b)	Percent of class: 10.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 19,105

	(ii)	Shared power to vote or to direct the vote: 243,166

	(iii)	Sole power to dispose or to direct the disposition of: 53,028

	(iv)	Shared power to dispose or to direct the disposition of: 243,166

2. The following information is provided for Ann M. Bochnowski as of September 30, 2003.

(a)	Amount beneficially owned: 243,166

(b)	Percent of class: 8.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 243,166

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 243,166

     In April 1994, Peoples Bank, a Federal Savings Bank (the “Bank”), converted from a federal stock savings bank to an Indiana chartered stock savings bank named “Peoples Bank SB”. As part of the conversion, the Bank formed a holding company, NorthWest Indiana Bancorp (the “Issuer”), to own 100% of the capital stock of the converted Bank. Simultaneously with the conversion, all outstanding shares of the Bank’s common stock were converted into shares of the Issuer’s common stock on a one-for-one basis. As a result of the conversion, all of the Issuer’s outstanding common stock was owned by the Bank’s former shareholders. At the time of the conversion, David A. Bochnowski was the President, Chief Executive Officer and a director of the Bank and the Issuer as well as a shareholder of the Bank. Following the conversion, Mr. Bochnowski was deemed to beneficially own 34,919 shares of the Issuer’s common stock, which represented 10.3% of the 343,573 shares then outstanding. This ownership included (i) 25,148 shares to which Mr. Bochnowski had sole voting and dispositive power, (ii) 5,171 shares as to which his spouse, Ann M. Bochnowski, had voting and dispositive power, (iii) 3,100 shares which were owned by Mr. Bochnowski’s minor children for which his spouse was custodian or trustee and (iv) stock options representing 1,500 shares. Mr. Bochnowski claimed beneficial interest in the shares owned by his spouse or controlled by her as trustee or custodian. In connection with the conversion, the Issuer’s common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Bochnowski did not file a Schedule 13G at the time of the conversion.

     Since April 1994, the amount and nature of Mr. and Mrs. Bochnowski’s beneficial ownership has fluctuated slightly due to the purchase of common stock on the open market, the exercise of stock options granted and the transfer of shares by Mr. Bochnowski to Mrs. Bochnowski or to Mrs. Bochnowski for the benefit of their children. In addition, the Issuer has completed two 2-for-1 splits of its outstanding common stock.

     As of September 30, 2003, Mr. Bochnowski was deemed to beneficially own 296,194 shares of common stock, which represented 10.7% of the 2,751,235 common shares outstanding as of September 30, 2003. This amount included (i) 19,105 shares to which Mr. Bochnowski has sole voting and dispositive power; (ii) 33,923 shares allocated to Mr. Bochnowski under the Employee’s Savings and Profit Sharing Plan and Trust as to which Mr. Bochnowski only has dispositive power; (iii) 174,520 shares as to which Mr. Bochnowski and his spouse have shared voting and dispositive power; (iv) 42,246 shares as to which Mr. Bochnowski’s spouse has voting and dispositive power; and (v) 26,400 shares owned by Mr. Bochnowski’s minor children for which his spouse is custodian or trustee. Mr. Bochnowski continues to claim beneficial interest in the shares owned by his spouse or controlled by her as trustee or custodian. Mr. Bochnowski’s beneficial ownership reported in (i) above includes stock options representing 8,500 shares which were exercisable at September 30, 2003 or within sixty days from such date. Such shares have been added into the total shares outstanding at September 30, 2003 for purposes of determining Mr. Bochnowski’s percentage ownership.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
             Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     David Bochnowski and his spouse, Ann Bochnowski, share beneficial ownership of some of the same shares of the Issuer’s common stock and otherwise act together with respect to the voting and disposition of their ownership in the Issuer. As a result, they constitute a “group” for purposes of this Schedule and have jointly filed this Schedule pursuant to Rule 13d-1(k)(1). A copy of their Joint Filing Agreement is attached to this Schedule as Exhibit 1.

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certification.

     By signing below, each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2003

/s/ David A. Bochnowski David A. Bochnowski

/s/ Ann M. Bochnowski Ann M. Bochnowski

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the Statement on Schedule 13G (the “Schedule 13G”) with respect to the securities of NorthWest Indiana Bancorp, to which this Agreement is attached, is filed on behalf of each of the undersigned and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons, except to the extent that he or she knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of October, 2003.

/s/ David A. Bochnowski David A. Bochnowski

/s/ Ann M. Bochnowski Ann M. Bochnowski